Exhibit 99.1

WeRide and Uber Expand Strategic Partnership to Bring Autonomous Vehicles to 15 More Cities

GUANGZHOU, China and SAN FRANCISCO, May 5, 2025 /PRNewswire/ -- WeRide (NASDAQ: WRD), a global leader in autonomous driving technology, and Uber Technologies, Inc. (NYSE: UBER), the world's largest mobility and delivery platform, today announced a significant expansion of their previously announced strategic partnership, adding 15 additional cities globally over the next five years, including in Europe. This expanded partnership accelerates WeRide and Uber’s shared goal of making autonomous mobility a global reality, with both companies leading the way in delivering cutting-edge technology.

Following a successful launch in Abu Dhabi and soon Dubai, the companies have committed to expanding their autonomous vehicle partnership to several new cities each year, all outside of the US and China. In these cities, WeRide’s Robotaxi services will be available through the Uber app, and Uber will be responsible for fleet operations.

“We are excited to take our partnership with Uber to new heights. Expanding into new cities across multiple continents reflects both companies’ confidence in our technology and our shared commitment to innovative, sustainable transportation solutions,” said Tony Han, founder and CEO of WeRide. “This expansion aligns with WeRide’s ambitious strategy for global growth – to make autonomous driving solutions more affordable and accessible to people worldwide.”

“Today’s announcement – one of the biggest partnerships of its kind ever announced – is a significant milestone towards realizing the promise of autonomous mobility in more places around the world,” said Dara Khosrowshahi, CEO of Uber. “By leveraging Uber’s global scale, operational expertise, and leading marketplace technology, we are thrilled to partner with cutting-edge AV companies like WeRide to help them commercialize their vehicles and bring the benefits of autonomy to more riders.”

###

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. The company operates in over 30 cities across 10 countries, holding driverless permits in China, the UAE, Singapore, France and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services that address a vast array of transportation needs across a diverse range of urban use cases across mobility, logistics, and sanitation. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list.

About Uber

Uber’s mission is to create opportunity through movement. We started in 2010 to solve a simple problem: how do you get access to a ride at the touch of a button? More than 58 billion trips later, we're building products to get people closer to where they want to be. By changing how people, food, and things move through cities, Uber is a platform that opens up the world to new possibilities.

Press Enquiries:
pr@weride.ai